Exhibit 12.1

BFC Financial Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	September 30,		Years ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Fixed charges:
Interest	$63,617	89,704	112,350	151,878	188,838	211,406	1,613
Eliminate BankAtlantic Bancorp and Levitt	(62,751)	(88,831)	(111,187)	(150,725)	(187,599)	(210,012)	—

	$866	873	1,163	1,153	1,239	1,394	1,613

Earnings (loss):
Pretax earnings (loss) before minority interest, discontinued operations, extraordinary items and cumulative effect of change in accounting principle	$151,039	75,516	101,138	50,301	47,975	35,263	11,434
Eliminate BankAtlantic Bancorp and Levitt	(150,716)	(77,509)	(107,024)	(54,730)	(53,622)	(39,932)	(10,501)
Eliminate other partnerships	(4,380)	(45)	3,213	1,427	4,111	1,795	—
BankAtlantic Bancorp/BankAtlantic and Levitt dividends	1,397	1,251	1,686	1,581	1,468	1,288	1,236
Fixed charges	866	873	1,163	1,153	1,239	1,394	1,613

	$(1,794)	86	176	(268)	1,171	(192)	3,782

Ratio	(2.07)	0.10	0.15	(0.23)	0.95	(0.14)	2.34

Coverage deficiency	$2,660	787	987	1,421	68	1,586	—

(1)	The operations, fixed charges and dividends of BankAtlantic Bancorp and Levitt are not included in this calculation because each of those subsidiaries are separate, publicly traded companies whose Board of Directors are composed of individuals, a majority of whom are independent. Accordingly, decisions made by those Boards, including with respect to the payment of dividends, are not within our control.